EXHIBIT 99.1

Vicinity Motor Corp. to Report Third Quarter 2023 Financial Results on Monday, November 13 at 4:30 p.m. Eastern Time

VANCOUVER, BC – November 7, 2023 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it will release financial results for the third quarter ended September 30, 2023 after market close on Monday, November 13, 2023.

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, November 13, 2023 to discuss Vicinity Motors’ third quarter financial results, provide a corporate update, and conclude with a question and answer session from telephone participants. To participate, please use the following information:

Q3 2023 Conference Call and Webcast

Date: Monday, November 13, 2023
Time: 4:30 p.m. Eastern time
U.S./Canada Dial-in: 1-844-850-0545
International Dial-in: 1-412-542-4118
Conference ID: 10181340

Webcast: Vicinity Motors Q3 2023 Webcast

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A playback of the call will be available through Wednesday, December 13, 2023. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally. Please use the replay pin number 10184073. A webcast will also be available by clicking here: Vicinity Motors Q3 2023 Webcast.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.